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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Aon Corporation (Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $1.00 Par Value Per Share (Title of Class of Securities)
037389103 (CUSIP Number of Class of Securities)
(Underlying Common Stock)

D. Cameron Findlay
Executive Vice President and General Counsel
Aon Corporation
200 East Randolph Street
Chicago, IL 60601
(312) 381-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Terrence R. Brady
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$15,544,780	$477.23

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 942,426 shares of Common Stock of Aon Corporation having an aggregate value of $15,544,780 will be amended pursuant to offer. The aggregate value of such options was calculated based on the lattice-binomial option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the transaction valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Aon Corporation, a Delaware corporation ("Aon"), to permit its eligible employees to amend certain options (the "Eligible Options") that were granted by Aon under the Aon Stock Option Plan (as amended, the "Aon Stock Option Plan") and the Aon Stock Incentive Plan (as amended, the "Aon Stock Incentive Plan") The Aon Stock Option Plan and the Aon Stock Incentive Plan are referred to collectively herein as the "Plans." The Eligible Options include only those stock options granted by Aon: (i) that were granted under the Plans; (ii) that have an exercise price per share that was less than the fair market value per share of Aon common stock underlying the options on the options' measurement dates for accounting purposes (the "deemed grant date"); (iii) that were unvested as of December 31, 2004 (if a portion of an option was unvested as of December 31, 2004, only the unvested portion is eligible for this Offer); (iv) that are outstanding as of the last date on which the Offer remains open for acceptance, and (v) that are held by individuals who are subject to taxation in the United States.

        An "Eligible Employee" refers to an individual who holds Eligible Options to purchase shares of Aon common stock that are outstanding on the last date on which this Offer remains open for acceptance and who is subject to taxation in the United States. Current and former directors and executive officers of Aon are not Eligible Employees.

        Eligible Employees may elect to: (i) amend all (but not a portion) of their Eligible Options to increase the exercise price per share to be equal to the fair market value of a share of Aon common stock on the deemed grant date (the "Amended Exercise Price"); and (ii) for each amended Eligible Option, receive a cash payment equal to the difference between the Amended Exercise Price and the original exercise price, multiplied by the number of shares of Aon common stock subject to such unexercised option. The cash payments will by paid on the first regular payroll date in January 2008, and will be subject to applicable tax withholding. The cash payments will be made without regard to whether the Eligible Option is vested or whether an eligible participant is an employee of Aon or its subsidiaries at the time of payment.

        The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Outstanding Options, dated August 15, 2007 (the "Offer to Amend"); (ii) the related memorandum from Jeremy Farmer, Senior Vice President and Head of Human Resources, dated August 15, 2007; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the "Offer Documents" and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.

        This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under the caption "Summary Term Sheet and Questions and Answers" in the Offer to Amend is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)
Name and Address.    Aon is the issuer of the securities subject to the Offer to Amend. The address and telephone number of Aon's principal executive offices is 200 East Randolph Street, Chicago, IL 60601, (312) 381-1000. The information set forth in the Offer to Amend under the caption "The Offer" in Section 10 ("Information concerning Aon; Summary financial information") is incorporated herein by reference.

(b)
Securities.    The subject class of securities to which this Tender Offer Statement on Schedule TO relates consists of the Eligible Options. As of August 9, 2007, options to purchase a total of 942,426 shares of common stock are Eligible Options. The actual number of shares of common stock subject to the amended options to be issued in the Offer will depend on the number of shares of such common stock subject to the unexercised options tendered by Eligible Employees. The information set forth in the Offer to Amend under the captions "Summary Term Sheet and Questions and Answers," "Risks of Participating in the Offer," and under the caption "The Offer" in Section 2 ("Number of options and amount of Option Consideration; expiration date"), Section 6 ("Acceptance of options for amendment and issuance of cash payments and amended options") and Section 9 ("Source and amount of consideration; terms of amended options") is incorporated herein by reference.

(c)
Trading Market and Price.    The information set forth in the Offer to Amend under the caption "The Offer" in Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)
Name and Address.    The information set forth under Item 2(a) above is incorporated herein by reference. Aon is both the "filing person" and the "subject company". The information set forth in the Offer to Amend under the caption "The Offer" in Section 11 ("Interests of Directors and executive officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a)
Material Terms.    The information set forth in the Offer to Amend under the caption "Summary Term Sheet and Questions and Answers," and under the caption "The Offer" in Section 1 ("Eligibility"), Section 2 ("Number of options and amount of Option Consideration; expiration date"), Section 4 ("Procedures for electing to participate in this offer"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for amendment and issuance of cash payments and amended options"), Section 7 ("Conditions of the offer"), Section 8 ("Price range of shares underlying the options"), Section 9 ("Source and amount of consideration; terms of amended options"), Section 12 ("Status of options amended by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material United States federal income tax consequences"), and Section 15 ("Extension of offer; termination; amendment") is incorporated herein by reference.

(b)
Purchases.    No current or former member of Aon's Board of Directors or current or former executive officer of Aon may participate in the Offer. The information set forth in the Offer to Amend under the caption "The Offer" in Section 11 ("Interests of Directors and executive officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)
Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Amend under the caption "The Offer" in Section 11 ("Interests of Directors and executive officers; transactions and arrangements concerning the options") and Section 9 ("Source and amount of consideration; terms of amended options") is incorporated herein by reference. The Aon Stock Incentive Plan and Aon Stock Option Plan, pursuant to which the Eligible Options have been granted are attached as exhibits hereto and are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)
Purposes.    The information set forth in the Offer to Amend under the caption "Summary Term Sheet and Questions and Answers" and under the caption "The Offer" in Section 3 ("Purpose of the offer") is incorporated herein by reference.

(b)
Use of Securities Acquired.    The information set forth in the Offer to Amend under the caption "The Offer" in Section 6 ("Acceptance of options for amendment and issuance of cash payments and amended options") and Section 12 ("Status of options amended by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

(c)
Plans.    The information set forth in the Offer to Amend under the caption "The Offer" in Section 3 ("Purpose of the offer") and Section 10 ("Information concerning Aon; Summary financial information") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
Source of Funds.    The information set forth in the Offer to Amend under the caption "The Offer" in Section 9 ("Source and amount of consideration; terms of amended options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

(b)
Conditions.    Not applicable.

(d)
Borrowed Funds.    Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
Securities Ownership.    The information set forth in the Offer to Amend under the caption "The Offer" in Section 11 ("Interests of Directors and executive officers; transactions and arrangements concerning the options") is incorporated herein by reference.

(b)
Securities Transactions.    The information set forth in the Offer to Amend under the caption "The Offer" in Section 11 ("Interests of Directors and executive officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
Solicitations and Recommendations.    Not applicable.

ITEM 10. FINANCIAL STATEMENTS

(a)
Financial Information.    The information set forth in Item 8, Consolidated Financial Statements and Supplementary Data, Exhibit 12(a) and Exhibit 12(b) of the Aon's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the "SEC") on March 1, 2007, including all material incorporated by reference therein, is incorporated herein by reference. Item 1, Financial Statements, Exhibit 12(a) and Exhibit 12(b) of Aon's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on

  May 10, 2007, including all material incorporated by reference therein, is incorporated herein by reference. Item 1, Financial Statements, Exhibit 12(a) and Exhibit 12(b) of Aon's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 9, 2007, including all material incorporated by reference therein, is incorporated herein by reference. Aon's Annual Reports on 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the SEC's website at http://www.sec.gov.

(b)
Pro Forma Information.    Not applicable.

(c)
Summary Information.    The information set forth in the Offer to Amend under the caption "The Offer" in the section entitled "Information concerning Aon; Summary financial information" (Section 10) is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth in the Offer to Amend under the caption "The Offer" in Section 11 ("Interests of Directors and executive officers; transactions and arrangements concerning the options") is incorporated herein by reference.

(2)
The information set forth in the Offer to Amend under the caption Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

(3)
Not Applicable.

(4)
Not Applicable.

(5)
Not Applicable.

(b)
Other Material Information.    The information set forth in the Offer to Amend under the caption "Additional Information" in Section 17 is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)	(1)(a)	Offer to Amend the Exercise Price of Certain Options, dated August 15, 2007.
	(1)(b)	Email to Eligible Option Holders from Danita E. Dallman, dated August 10, 2007—incorporated by reference to Exhibit (a)(1)(b) to Aon's Tender Offer Statement on Schedule 13D filed on August 13, 2007.*
	(1)(c)	Memorandum to Eligible Option Holders from Jeremy Farmer, Senior Vice President and Head of Human Resources, dated August 15, 2007.
	(1)(d)	Form of Election Form.
	(1)(e)	Form of Withdrawal Form.
	(1)(f)	Form of Promise to Make Cash Payment.
	(1)(g)	Forms of Confirmation E-mails.
	(1)(h)	Forms of Reminder E-mail Communications to Eligible Employees.
	(1)(i)	Form of Amendment to Stock Option Agreements.
	(1)(j)	Employee Presentation Materials.
(b)	None.

(d)	(1)	Aon Stock Option Plan (as amended and restated through 1997)—incorporated by reference to Exhibit 10(a) to Aon's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.*
	(2)	First Amendment to Aon Stock Option Plan (as amended and restated through 1997)—incorporated by reference to Exhibit 10(a) to Aon's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.*
	(3)	Second Amendment to Aon Stock Option Plan (as amended and restated through 1997).
	(4)	Third Amendment to Aon Stock Option Plan (as amended and restated through 1997)—incorporated by reference to Exhibit 10(at) to Aon's Annual Report on Form 10-K for the year ended December 31, 2006.*
	(5)	Aon Stock Incentive Plan (as amended and restated through May 2006)—incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8-K filed on May 24, 2006.*
(6)
First Amendment to Aon Stock Incentive Plan (as amended and restated through May 2006)—incorporated by reference to Exhibit 10(au) to Aon's Annual Report on Form 10-K for the year ended December 31, 2006.*
	(7)	Form of Stock Option Award Agreement.
(g)	None.
(h)	None.

*
Document has heretofore been filed with the Securities and Exchange Commission and is incorporated by reference and made a part hereof.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

(a)
Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AON CORPORATION
	By:	/s/ D. CAMERON FINDLAY D. CAMERON FINDLAY EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
Date: August 15, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(a)	Offer to Amend the Exercise Price of Certain Options, dated August 15, 2007.
(a)(1)(b)	Email to Eligible Option Holders from Danita E. Dallman, dated August 10, 2007—incorporated by reference to Exhibit (a)(1)(b) to Aon's Tender Offer Statement on Schedule 13D filed on August 13, 2007.*
(a)(1)(c)	Memorandum to Eligible Option Holders from Jeremy Farmer, Senior Vice President and Head of Human Resources, dated August 15, 2007.
(a)(1)(d)	Form of Election Form.
(a)(1)(e)	Form of Withdrawal Form.
(a)(1)(f)	Form of Promise to Make Cash Payment.
(a)(1)(g)	Forms of Confirmation E-mails.
(a)(1)(h)	Forms of Reminder E-mail Communications to Eligible Employees.
(a)(1)(i)	Form of Amendment to Stock Option Agreements.
(a)(1)(j)	Employee Presentation Materials.
(d)(1)	Aon Stock Option Plan (as amended and restated through 1997)—incorporated by reference to Exhibit 10(a) to Aon's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.*
(d)(2)	First Amendment to Aon Stock Option Plan (as amended and restated through 1997)—incorporated by reference to Exhibit 10(a) to Aon's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.*
(d)(3)	Second Amendment to Aon Stock Option Plan (as amended and restated through 1997).
(d)(4)	Third Amendment to Aon Stock Option Plan (as amended and restated through 1997)—incorporated by reference to Exhibit 10(at) to Aon's Annual Report on Form 10-K for the year ended December 31, 2006.*
(d)(5)	Aon Stock Incentive Plan (as amended and restated through May 2006)—incorporated by reference to Exhibit 10.2 to Aon's Current Report on Form 8-K filed on May 24, 2006.*
(d)(6)
First Amendment to Aon Stock Incentive Plan (as amended and restated through May 2006)—incorporated by reference to Exhibit 10(au) to Aon's Annual Report on Form 10-K for the year ended December 31, 2006.*
(d)(7)	Form of Stock Option Award Agreement.

*
Document has heretofore been filed with the Securities and Exchange Commission and is incorporated by reference and made a part hereof.

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INTRODUCTORY STATEMENT
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX